Table of Contents

Exhibit 2.4

SHAREHOLDERS' AGREEMENT OF TAM S.A.

By this present private instrument and in the best terms of the law, the parties on the one hand:

I.           AMARO & AVIATION PARTICIPAÇÕES S.A., a company headquartered in the City and State of São Paulo, at Rua Julio Diniz, 56 – 9º andar (parte), Corporate Taxpayer's ID (CNPJ/MF) 08.720.707/0001 ‑84, herein represented by its Bylaws and by its Executive Officer, Mr. Marcos Adolfo Tadeu Senamo Amaro, a Brazilian citizen, single, businessman, Identity Card (RG) 34.476.447 ‑3, issued by SSP/SP, and Individual Taxpayer's Register (CPF/MF) 319.018.448 ‑89, resident and domiciled in the City and State of São Paulo, at Rua Dr. Seráfico Assis de Carvalho, 103, apto.  43, Jardim Guedala, CEP 05614‑040 ("A&A");

and on the other hand:

II.          TAM EMPREENDIMENTOS E PARTICIPAÇÕES S.A., a company headquartered in the City and State of São Paulo, at Rua Monsenhor Antonio Pepe, 397, Corporate Taxpayer's ID (CNPJ/MF) 03.168.654/0001 ‑17, herein represented by its Bylaws and by its Executive Officers, Mr. Maurício Rolim Amaro, a Brazilian citizen, separated by consent, businessman, Identity Card (RG) 12.238.201 ‑8 SSP/SP, and Individual Taxpayer's Register (CPF/MF) 269.303.758 ‑10, and Ms.  Maria Cláudia Oliveira Amaro, a Brazilian citizen, legally separated, businesswoman, Identity Card (RG) 12.238.200 ‑6 SSP/SP, and Individual Taxpayer's Register (CPF/MF) 113.879.198 ‑90, both with business address at Rua Monsenhor Antonio Pepe, 397, in the City and State of Paulo ("TEP"), and

III.        AGROPECUÁRIA DA NOVA FRONTEIRA LTDA., a company headquartered in the City of Ponta Porã, State of Mato Grosso do Sul, at Fazenda Jaguarundy, s/n., margem esquerda da Rodovia BR‑463, km 109, Corporate Taxpayer's ID (CNPJ/MF) 15.543.176/0001 ‑67, herein represented by its Bylaws and by its Managers, Messrs. Maurício Rolim Amaro and Maria Cláudia Oliveira Amaro, identified above ("NF")

A&A, NF and TEP are hereinafter referred to, severally and indistinctly, as "Shareholder", and, jointly, as "Shareholders";

and, also, as intervening and consenting party:

IV.        TAM S.A., a company headquartered in the City and State of São Paulo, at Av. Jurandir, 856, Lote 04, Corporate Taxpayer's ID (CNPJ/MF) 01.832.635/0001 ‑18, herein represented by its Bylaws and by its Executive Officers, Messrs. David Barioni Neto, who also signs as David Barion Neto, a Brazilian citizen, married, aeronaut, Individual Taxpayer's Register (CPF/MF) 012.237.358 ‑85 and Identity Card (RG) 3.818.902 ‑1 SSP/SP, and Líbano Miranda Barroso, a Brazilian citizen, married, economist, Identity Card (RG) M‑2.063.971 ‑SSP/SP and Individual Taxpayer's Register (CPF) 421.016.386 ‑49, both with business address in the City and State of São Paulo, with offices at Av. Jurandir, 856, Lote 4, Jardim Ceci ("Company");

WHEREAS:

A.          the Shareholders own fifty‑nine million, seven hundred and seventy‑five thousand, eight hundred and nine (59,775,809) registered non‑par common shares, representing 39.6957% of the total capital, and 99.9730% of the voting capital of the Company;

B.          the Shareholders intend, by means of the execution of the shareholders' agreement, pursuant to and for purposes of Article 118 of Law 6,404/76, to set forth the conditions that shall rule the right to convert common shares into preferred shares issued by the Company, as well as the purchase, sale and burden of the common shares bound to this Agreement;

Exh. 2.4-1

RESOLVE to execute TAM S.A. Shareholders' Agreement ("Agreement"), which shall be ruled according to the following terms and conditions:

1.            DEFINITIONS AND CONSTRUAL

1.1.        For all purposes and effects of this Agreement, the following expressions and capital letters initials shall have the meanings attributed thereto as follows:

1.1.1.     "Shareholder(s)" has the meaning attributed thereto in the introduction of this Agreement and includes Affiliated Company or Affiliated Companies to become successors or assignees of the Shares Bound to this present Agreement, defined as such in clause 5.1.

1.1.2.     "Agreement" means this present Shareholders' Agreement;

1.1.3.     "Affiliated Company" means, related to a party, any individual, legal entity or investment fund that Controls or is Controlled, company under the same Control of its Parent Company, funds or entities established and managed by the Shareholder or by a company under the common control of the Shareholder, or, also, spouses, direct descendents and respective heirs and other relatives up to the second degree (including their respective spouses) of Shareholders who are individuals;

1.1.4.     "Dispose" or "Disposal" means to sell, swap, donate, assign to capital, loan, or otherwise grant, sell or transfer, on any account, directly or indirectly, in full or partially, or, also, commitment to practice any of the aforementioned acts, give as pledge, collateral, conditional sale, or any other type of guarantee or beneficial ownership;

1.1.5.     "Subsidiary (Subsidiaries)", in relation to any Shareholder, means the legal entity (entities) or investment fund(s) under a Shareholder's Control;

1.1.6.     "Parent Company (Companies)" means the individual(s) or legal entity (entities), or, also, the investment fund manager holding the Control of a legal entity or an investment fund;

1.1.7.     "Control" means to directly or indirectly hold the power to determine the management, select the majority of the managers and the lines of action of a legal entity or an investment fund, whether (i) through holding more than 50% of the voting shares of this legal entity or of the investment fund quotas; (ii) through the right to elect the majority of the managers of this legal entity or appoint the manager of the investment fund; (iii) through agreement; or (iv) otherwise;

1.1.8.     "IGP‑M" means the Market General Price Index calculated by Fundação Getulio Vargas, or another corresponding base index that may come to replace it;

1.1.9.     "Lien" means any burden, charge, debt, guarantee, beneficial ownership, encumbrance, pledge, collateral, conditional sale, or any other type of restriction or claim, directly or indirectly, regardless of any title or nature;

1.1.10.   "Subsidiaries" mean the companies directly or indirectly Controlled by the Company.

1.2.        The headings and titles herein are included for reference purposes only and shall not limit or rule the clauses, items or paragraphs to which they refer.

1.3.        The terms "include", "including" and similar terms shall be construed as if they were accompanied by the phrase "as an example".

1.4.        Whenever the context so requires, references herein in the singular form shall include the plural, and vice‑versa, and the male gender shall include the female and vice‑versa.

1.5.        References to legal provisions shall be construed as references thereto as respectively amended, expanded or consolidated and as effective on the date of execution of this Agreement, and shall include any provisions to which such references are restatements (whether amended or not) and any decrees, regulations or other regulatory acts issued pursuant to the law under consideration.

Exh. 2.4-2

1.6.        The language in all the parts herein shall, in all cases, be construed in a simple manner, according to its fair meaning, and not strictly in favor or against any of the Shareholders or the Company.

1.7.        The Recitals of this Agreement represent the integral and inseparable part hereof for all legal purposes, and shall subsidy and guide, whether in court or out of court, any disagreement that may arise regarding the matters agreed upon herein.

2.            CAPITAL AND BYLAWS

2.1.        The Company is ruled by its Bylaws, which were approved at the Annual and Extraordinary General Meeting held on April 28, 2006 ("Bylaws").  In the event of conflict between the Bylaws and this Agreement, the provisions herein shall prevail in relation to the Shareholders.

2.2.        On this date, the Company's capital stock is composed of fifty‑nine million, seven hundred and ninety‑one thousand, nine hundred and fifty‑five (59,791,955) common shares, and ninety million, seven hundred and ninety‑three thousand, one hundred and ninety‑two (90,793,192) preferred shares, amounting to a total capital of one hundred and fifty million, five hundred and eighty‑five thousand, one hundred and forty‑seven (150,585,147) issued shares.

2.3.        The Shareholders signing this Agreement own the Company's shares as follows:

Shareholder	Amount of Common Shares	Amount of Preferred Shares
A&A	9,133,912	628,068
NF	79,516	0
TEP	50,562,381	18,860,612

3.            CONVERSION OF COMMON SHARES INTO PREFERRED SHARES ISSUED BY THE COMPANY

3.1.        On this same date, the Shareholders A&A and TEP make an addendum to request the conversion of common shares into preferred shares, submitted prior to the execution of this present Agreement to the Company's Board of Executive Officers, whereby: (i) A&A requests the conversion of three million, eight hundred and thirty‑eight thousand, seven hundred and sixty‑three (3,838,763) common shares issued by the Company owned by these Shareholders into three million, eight hundred and thirty‑eight thousand, seven hundred and sixty‑three (3,838,763) preferred shares issued by the Company, and (ii) TEP requests the conversion of five million, seven hundred and fifty‑eight thousand, one hundred and forty‑three (5,758,143) common shares issued by the Company owned by these Shareholders into five million, seven hundred and fifty‑eight thousand, one hundred and forty‑three (5,758,143) preferred shares issued by the Company.  The aforementioned addendum to the conversion requests represents an integral part hereof, attached herein as Exhibit 1.

3.1.1.     The parties take cognizance that the actual conversion is subject to the approval of the added requests by the Board of Executive Officers and on the ratification of the conversion by the Board of Directors, to be carried out at the first Board of Directors Meeting following the date of execution hereof.

3.2.        Once the conversion is approved by the Board of Executive Officers and ratified by the Board of Directors pursuant to clause 3.1., the Shareholders undertake to exercise their voting rights toward amending the Bylaws, at a General Meeting to be called for that purpose.  The amendments to be approved are as follows: (i) alteration of the capital stock in order to declare the amount of common and preferred shares of the Company following the aforementioned conversion; and (ii) suppression of paragraph 2 of article 8 in order to eliminate the possibility of conversion of common shares into preferred shares.

Exh. 2.4-3

3.3.        Once the conversion of common shares into preferred shares pursuant to clause above is conducted, the Company's voting capital stock shall be distributed among the Shareholders signing this Agreement as follows:

Shareholder	Amount of Common Shares
A&A	5,295,149
NF	79,516
TEP	44,804,238

4.            EFFECTIVENESS – CONDITION PRECEDENT

4.1.        The effectiveness hereof, as well as of addenda to the conversion requests mentioned in clause 3.1.  above, pursuant to articles 121 and 125 and further provisions of Brazilian Civil Code, is subject to the effective approval of said requests added by the Company's Board of Executive Officers and to the Board of Directors' ratification of share conversion referred to in the previous clause.

5.            BINDING SHARES

5.1.        This Agreement binds the common shares issued by the Company and owned by Shareholders mentioned in clause 3.3.  above, as well as those resulting from potential share splitting and/or bonus imputed to said common shares ("Binding Shares").

5.2.        Should one or more Shareholder(s), for any reason, become holder(s) of new Binding Shares, following this present date, pursuant to item 5.1 above, the Company, within ten (10) days as of the date of respective transaction, shall adopt the measures referred to in clause 12.6, in relation to the Custodian Bank for the Company's shares, so that to declare the binding nature of these new shares hereto.

5.3.        The Binding Shares are subject to all provisions hereof, and any disposal of common shares carried out by Shareholders shall be deemed as a disposal of Binding Shares up to the limit of these same shares as specified in clause 5.1.  above, regardless of the total volume of common shares that said Shareholders own upon said disposal.

6.            DISPOSAL AND BURDEN ON BINDING SHARES

6.1.        Each Shareholder undertakes herein, on an irrevocable and irreversible basis, not to Dispose of, in full or partially, or create Burden on any Binding Shares held thereby, not in compliance with provisions herein, said obligation not being applicable in the event of Disposal to Affiliated Company or Affiliated Companies thereof.  Therefore, the Disposal of Binding Shares or the creation of any Burden on Biding Shares will not be valid, in disagreement with the provisions herein and the Company shall abstain itself from recording them.

6.1.1.     Without prejudice to the provisions in Clause 6.1 above, each Shareholder shall be entitled to transfer on a fiduciary basis one Binding Share to each one of the members of the Company's Board of Directors to be appointed thereby.

7.            TAG‑ALONG RIGHT

7.1.        Should NF and/or TEP intend to sell partially or all of their Binding Shares ("Assignor Shareholder") in view of receiving a call offer ("Offer"), submitted by any third party ("Potential Buyer"), A&A shall be entitled to tag‑along right related to the Binding Shares held thereby ("Tag‑Along Right"), as provided for hereinbelow.

7.1.1.     In this case, the lot of Binding Shares to be sold to the Potential Buyer for the same price per share and under same conditions provided for in the Offer, shall be divided between the Binding Shares of Assignor Shareholder and the Binding Shares of A&A, pro rata to the set of corresponding interest in the Binding Shares tendered on the exercise date of Tag‑Along Right.

Exh. 2.4-4

7.2.        The Assignor Shareholder may only validly sell the Binding Shares should the Potential Buyer (i) acquire said shares concurrently with the acquisition of A&A's Binding Shares, for the same price per share and under same conditions of the operation provided for in the offer; and (ii) firstly acquire the Assignor Shareholder's Binding Shares, should said Assignor Shareholder be holder of common shares rather than Binding Shares.

7.3.        The Offer, in writing, from a Potential Buyer shall be immediately announced by the Assignor Shareholder to A&A and to the Company, in the form and for the purposes laid down in this Chapter ("Announcement of the Offer"), informing (i) the amount of Binding Shares tendered; (ii) the price and payment conditions offered by Potential Buyer for each Binding Share tendered; and (iii) the name and qualification of Potential Buyer.  The Announcement of the Offer shall be accompanied by a certified copy of the Offer.

7.4.        A&A shall have no later than fifteen (15) days as of the date of receipt of Announcement of the Offer to express if it does not intend to exercise its Tag‑Along Right.

7.5.        A&A's failure to express its intention within the term mentioned in 7.4.  above shall be deemed by Assignor Shareholder as intent to exercise the Tag‑Along Right of A&A, presupposing the inclusion of A&A's Binding Shares in the Offer.

7.6.        NF and/or TEP shall arrange that the Potential Buyer acknowledges A&A's rights provided for herein.

7.7.        Once exercised the Tag‑Along Right, A&A upon request of NF and/or TEP, shall be required to sell the Binding Shares, unless terms and conditions of the Offer are amended, assumption in which, a new Announcement of the Offer shall be forwarded to A&A with a view to resuming the procedures provided for in this Chapter 7.  Nothing declared herein shall mean a requirement binding upon NF and/or TEP to carry out any transaction proposed, notwithstanding the presentation of any Offer or intent on the part of A&A pursuant to this Agreement.

7.8.        In the event NF and/or TEP sell Binding Shares representing the Company's Control, the conditions set forth in articles 37 and following of the Company's Bylaws shall be observed, ensuring A&A's rights, in this assumption, of selling all its Binding Shares.

8.            EFFECTIVENESS

8.1.        This present Agreement is entered into on an irrevocable and irreversible basis and shall enure (i) for a ten‑(10) year term; (ii) until the moment the Company has their Binding Shares traded at the São Paulo Stock Exchange – Bolsa de Valores d São Paulo S.A. – BVSP called Novo Mercado or "New Market", or entity to succeed it for any reason that adopts the Novo Mercado securities trading system; or (iii) should all Binding Shares held by A&A be sold by any form, whichever occurs first.

8.2.        This Agreement only may be extended or renewed by means of written Addendum, executed by Shareholders.as.

9.            APPLICABLE LAWS AND RESOLUTION OF CONTROVERSIES

9.1.        All controversies arisen among Shareholders or between the Shareholders and the Company ("Controversy") shall be resolved by means of arbitration, pursuant to paragraph 3 of Article 109 of Law 6,404/76 and Law 9,307/96.

9.2.        The Shareholders and the Company agree hereby that before bringing a litigation in relation to the Controversy, representatives of each one of the Shareholders and the Company, where applicable, shall hold a meeting no later than thirty (30) days as of the date of notice referring to said Controversy, forwarded by either party to the other, and shall attempt in good faith to reach an agreement to solve the Controversy.

9.3.        In the event it is not possible to solve the Controversy as provided for in Clause 9.2, any and all Controversy that has not been solved amicably it shall be solved by means of arbitration, pursuant to the Market Arbitration Panel Rules ("Arbitration Rules"), as provided for in Article 44 of the Company's Bylaws.

Exh. 2.4-5

9.4.        The Shareholders acknowledge that the Company may be harmed on an irrecoverable basis should the information about the arbitration proceeding brought to settle any doubts related hereto be disclosed.  Therefore, shareholders undertake not to disclose (or allow to be disclosed) any information about said arbitration proceeding (including its existence), until an arbitration report is issued, unless (i) the disclosure of this information is required by law or regulation or also in view of status as publicly‑held company of any Shareholder; (ii) the disclosure of this information is required by governmental authority or by appropriate court order; or (iii) this information becomes available to the public by other means rather than by means of Shareholders' disclosure.

10.         SPECIFIC PERFORMANCE

10.1.      Without prejudice to provisions in Chapter 9, the default or the failure to comply with any of the obligations provided for herein shall entitle the aggrieved Shareholder the right to require the compliance with obligation, pursuant to paragraph 3 of Article 118 of Law 6,404/76, and the Shareholders agree hereby that eventual payment for losses and damages shall not be deemed as sufficient remedy for the default.

10.1.1.   The failure to comply with relevant obligations provided for herein that do not accept due to their nature, specific performance, shall subject the infringing party to a non‑compensatory fine of ten million reais (R$ 10,000,000.00), without prejudice to the payment for losses and damages giving rise thereto.  The provision of this Clause 10.1.1 may not be invoked concerning the exercise of voting right or the opinion expressed in disagreement with the provision herein, and the Shareholders acknowledging that these obligations accept specific performance.

10.1.2.   The amount of non‑compensatory fine referred to by Clause 10.1.1 above shall be restated, as of the date this Agreement is executed, by the accumulated positive variation of IGP‑M (General Market Price Index), or by another similar index to replace it, within the smaller periodicity accepted.

11.         NOTICES AND NOTIFICATIONS

11.1.      All notices, notifications, claims or other communications related to this Agreement shall be made in writing and deemed as duly carried out(a) when received, if delivered personally (b) when sent by means of courier service or registered or certified mail, requesting receipt acknowledgment, with postage paid to the parties at the following addresses (or any other address to be specified by either party in notice sent by the interested party, as provided for in this clause, informing other parties about the change of its address):

(i)           NF, to:

Rua Monsenhor Antonio Pepe, 397
04357‑080 São Paulo – SP
Phone: (5511) 5035‑2555
Fax: (5511) 5035‑2560

(ii)          TEP to:

Rua Monsenhor Antonio Pepe, 397
04357‑080 São Paulo – SP
Phone: (5511) 5035‑2555
Fax: (5511) 5035‑2560

(iii)         A&A to:

Rua Júlio Diniz, 56, 9º andar (parte)
Vila Olímpia,
04547‑090 São Paulo – SP
Attn:  Marcos Adolfo Tadeu Senamo Amaro
Phone: (5511) 3849‑3696
Fax: (5511) 3168‑7019

Exh. 2.4-6

(iv)         the Company to:

Departamento Jurídico (Legal Department)
Av. Jurandir, 856 – Hangar VII – Aeroporto
04072‑000
São Paulo – SP
Phone: (5511) 5582 8497
Fax: (5511) 5582‑8813

11.1.1.   The party whose address indicated above has been changed, shall promptly notify other parties about the new address.  Until this notice is made, the notifications, communications and summons sent to the addresses above shall be deemed as valid and effective.

11.1.2.   Any notice or notification forwarded to either Shareholder or to the Company shall be sent with copy to other Shareholders and to the Company.

12.         GENERAL PROVISIONS

12.1.      This present Agreement binds the Shareholders and its successors and assignees affiliated companies of Binding Shares, exclusively, not binding successors and assignees third parties of Binding Shares acquired under the conditions authorized hereby.  Any amendment to the terms and conditions hereof only shall deemed as valid if formalized in writing in a proper instrument signed by Shareholders.

12.2.      Nevertheless, the Company shall not be liable for the compliance with any adjustment altering the rights and obligations provided for herein if the document of amendment is not executed thereby or sent to it for registration.

12.3.      Any and all cost or expense incurred by Shareholders or by the Company in the compliance with obligations or exercise of rights provided for herein or in the applicable laws, including costs and expenses incurred with registrations, approvals or execution, as well as a result of lawsuits, proceedings and/or other in‑court or out‑of‑court proceedings necessary to safekeeping the rights and prerogatives provided for herein, including costs, fees, expenses, charges, attorney's fees and expert's fees or any other charges related said lawsuits, proceedings or processes, shall be the responsibility of the defaulting party and shall be reimbursed within ten (10) business days as of the date this notice is received to be sent to the defaulting party, at the discretion of the aggrieved party.

12.4.      The cancellation of annulment, in full or partially of any Clauses hereof shall not affect other parties, which shall remain always valid and effective until the observance by Shareholders and by the Company of all their obligations provided for herein.  Should occur a statement of cancellation or annulment of any Clause hereof, the Shareholders undertake herein to negotiate, within the least term as possible, in replacement of Clause deemed as null and void, the inclusion herein of valid terms and conditions that reflect the terms and conditions of the cancelled or annulled Clause, observing the intention and purpose of Shareholders upon negotiation of cancelled or annulled Clause and the context in which it is inserted.

12.5.      The waiver of any Shareholder or the Company related to the exercise of any rights assigned pursuant to this Agreement or applicable laws, shall take effect only if it is expressed in writing.  No forbearance, delay or tolerance from either Shareholder or the Company to cause the compliance with any provision hereof shall harm or restrict the rights of said party, neither shall prevent said party from exercising these rights or any others when it deems necessary, regardless of previous communications or notifications.

12.6.      The Company files herein at its headquarters, the Agreement pursuant to Law 6,404/76, and undertakes to observe it, providing faithful compliance with its provisions.  The institution in charge of the custody of the Company's book‑entry shares shall be liable, subject to the Company's Board of Executive Officers, for making the proper notes in its books and in the bank statement provided to Shareholders, referring to this present Agreement and thus, it may adopt the code system.

Exh. 2.4-7

12.7.      Each Shareholder appoints itself as representative of the Company pursuant to paragraph 10 of Article 118 of Law 6,404/76.

12.8.      Except for referring to addenda to this agreement, the execution of any other instrument among the Shareholders regulating any of the subject‑matters hereof shall be forbidden, and the Company is also forbidden to acknowledge the existence and validity of other agreements of this kind.

12.9.      The Company undertakes to announce immediately to Shareholders about any agreement, fact or omission which may imply breach hereto, as well as to adopt the necessary measures required by subsequent law in order to maintain this Agreement valid and effective.

IN WITNESS WHEREOF, the Shareholders and the Company execute this present instrument into four counterparts of equal tenor and form, together with two witnesses.

São Paulo, August 27, 2008.

AMARO & AVIATION PARTICIPAÇÕES S.A.

by Marcos Adolfo Tadeu Senamo Amaro
TAM EMPREENDIMENTOS E PARTICIPAÇÕES S.A.

by Maurício Rolim Amaro	by Maria Cláudia Oliveira Amaro
AGROPECUÁRIA DA NOVA FRONTEIRA LTDA.

p. Maurício Rolim Amaro	p. Maria Cláudia Oliveira Amaro
TAM S.A.

by David Barioni Neto	by Líbano Miranda Barroso

Witnesses:
1.	2.
Name:	Name:
Identity Card (RG):	Identity Card (RG):
Individual	Individual Taxpayer's Register
Taxpayer's Register (CPF/MF):	CPF/MF
Exh. 2.4-8